

May 6, 2022

Chen Ren
Chief Executive Officer
Trans Global Group, Inc.
Room 2701, Block A
Zhantao Technology Building
Minzhi Street, Shenzhen
Guangdong Province, China

        Re: Trans Global Group, Inc.
           Amendment No. 2 to Registration Statement on Form 10-12G
           Filed March 25, 2022
           File No. 000-56383

Dear Mr. Ren:

We issued comments to you on the above captioned filing on April 13, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 23, 2022.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Scott Kline